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Exhibit 99.1

October 2, 2008

Included below are certain RNS announcements that Thomson Reuters made during September 2008.

THOMSON REUTERS PLC — RNS ANNOUNCEMENTS

Large Shareholder RNS Announcements

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for notification (please tick the appropriate box or boxes)

	An acquisition or disposal of voting rights	YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3.	Full name of person(s) subject to notification obligation:	Deutsche Bank AG

4.	Full name of shareholder(s) (if different from 3.):	Deutsche Bank AG
Abbey Life Assurance Company Limited
Deutsche Bank Trust Company Americas
Deutsche Asset Management Investment GmbH
Deutsche Asset Management (Japan) Limited
Deutsche Investment Management Americas Inc.
DWS Investment S.A., Luxembourg
Tilney Investment Management

5.	Date of transaction (and date on which the threshold is crossed or reached if different):	02/09/2008

6.	Date on which issuer notified:	03/09/2008

7.	Threshold(s) that is/are crossed or reached:	Direct 5%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights
Class/type of shares if possible using the ISIN CODE		Number of Voting Rights				% of voting rights
Number of Shares
				Direct	Indirect	Direct	Indirect

GB00B29MWZ99	9,222,482	9,222,482	9,048,731	8,941,973	106,758	4.96%	0.06%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

9,048,731	5.02%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10.	Name of the proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for notification (please tick the appropriate box or boxes)

	An acquisition or disposal of voting rights	YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3.	Full name of person(s) subject to notification obligation:	Deutsche Bank AG

4.	Full name of shareholder(s) (if different from 3.):	Deutsche Bank AG
Abbey Life Assurance Company Limited
Deutsche Bank Trust Company Americas
Deutsche Asset Management Investment GmbH
Deutsche Asset Management (Japan) Limited
Deutsche Investment Management Americas Inc.
DWS Investment S.A., Luxembourg
Tilney Investment Management

5.	Date of transaction (and date on which the threshold is crossed or reached if different):	04/09/2008

6.	Date on which issuer notified:	05/09/2008

7.	Threshold(s) that is/are crossed or reached:	Direct 5%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights
Class/type of shares if possible using the ISIN CODE		Number of Voting Rights				% of voting rights
Number of Shares
				Direct	Indirect	Direct	Indirect

GB00B29MWZ99	9,048,731	9,048,731	9,229,462	9,124,960	104,502	5.06%	0.06%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

9,229,462	5.12%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10.	Name of the proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for notification (yes/no):

	An acquisition or disposal of voting rights	YES

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

	An event changing the breakdown of voting rights

	Other (please specify):

3.	Full name of person(s) subject to notification obligation:	Credit Suisse Securities (Europe) Limited

4.	Full name of shareholder(s) (if different from 3):	Credit Suisse Securities (Europe) Limited Credit Suisse International Credit Suisse Securities (USA) LLC

5.	Date of transaction (and date on which the threshold is crossed or reached if different):	09.09.08

6.	Date on which issuer notified:	11.09.08

7.	Threshold(s) that is/are crossed or reached:	7%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights		Percentage of voting rights
Class/type of shares if possible use ISIN CODE		Number of Voting Rights
	Number of Shares
				Direct	Indirect	Direct	Indirect

ORD GB00B29MWZ99	14,169,594	14,169,594	13,571,694	13,571,694	N/A	6.99%	N/A

ADR US8851411012	948	948	Nil	Nil	N/A	0%	N/A

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	No. of voting rights that may be acquired if (the instrument is exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights

13,571,694	6.99%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Limited, Credit Suisse International and Credit Suisse Securities (USA) LLC are a division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG

Proxy Voting:

10.	Name of the proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for notification (please tick the appropriate box or boxes):

	An acquisition or disposal of voting rights	YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3.	Full name of person(s) subject to notification obligation:	Deutsche Bank AG

4.	Full name of shareholder(s) (if different from 3):	Deutsche Bank AG Abbey Life Assurance Company Limited

5.	Date of transaction (and date on which the threshold is crossed or reached if different):	10/09/2008

6.	Date on which issuer notified:	11/09/2008

7.	Threshold(s) that is/are crossed or reached:	5%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights
Class/type of shares if possible using the ISIN CODE		Number of Voting Rights				% of voting rights
Number of Shares
				Direct	Indirect	Direct	Indirect

GB00B29MWZ99	9,229,462	9,229,462	8,696,703	8,696,703		4.82%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

8,696,703	4.82%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10.	Name of the proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for notification (please tick the appropriate box or boxes)

	An acquisition or disposal of voting rights	YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3.	Full name of person(s) subject to notification obligation:	Deutsche Bank AG

4.	Full name of shareholder(s) (if different from 3):	Deutsche Bank AG
Abbey Life Assurance Company Limited
Deutsche Bank Trust Company Americas
Deutsche Asset Management Investment GmbH
Deutsche Asset Management (Japan) Limited
Deutsche Investment Management Americas Inc.
DWS Investment S.A., Luxembourg
Tilney Investment Management

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):	11/09/2008

6.	Date on which issuer notified:	15/09/2008

7.	Threshold(s) that is/are crossed or reached:	Aggregate Direct & Indirect 5%

  8.    Notified details

A: Voting rights attached to shares
	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights
Class/type of shares if possible using the ISIN CODE		Number of Voting Rights				% of voting rights
Number of Shares
				Direct	Indirect	Direct	Indirect

GB00B29MWZ99	8,696,703	8,696,703	9,073,510	8,872,306	201,204	4.92%	0.11%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

9,073,510	5.03%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10.	Name of the proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for notification (please tick the appropriate box or boxes)

	An acquisition or disposal of voting rights	YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3.	Full name of person(s) subject to notification obligation:	Deutsche Bank AG

4.	Full name of shareholder(s) (if different from 3):	Deutsche Bank AG
Abbey Life Assurance Company Limited
Deutsche Bank Trust Company Americas
Deutsche Asset Management Investment GmbH
Deutsche Asset Management (Japan) Limited
Deutsche Investment Management Americas Inc.
DWS Investment S.A., Luxembourg
Tilney Investment Management

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):	15/09/2008

6.	Date on which issuer notified:	16/09/2008

7.	Threshold(s) that is/are crossed or reached:	Direct 5%

  8.    Notified details

A: Voting rights attached to shares
	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights
Class/type of shares if possible using the ISIN CODE		Number of Voting Rights				% of voting rights
Number of Shares
				Direct	Indirect	Direct	Indirect

GB00B29MWZ99	9,073,510	9,073,510	9,611,084	9,408,347	202,737	5.22%	0.11%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

9,611,084	5.33%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10.	Name of the proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes)

	An acquisition or disposal of voting rights	☐

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

	An event changing the breakdown of voting rights	☐

	Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1)	☐

3.	Full name of person(s) subject to the notification obligation:	ValueAct Capital Master Fund, L.P.

4.	Full name of shareholder(s) (if different from 3.):

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):	15 September 2008

6.	Date on which issuer notified:	16 September 2008

7.	Threshold(s) that is/are crossed or reached:	3%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rightsix
Class/type of shares if possible using the ISIN CODE		Number of Voting Rightsviii				% of voting rights
Number of Shares
				Direct[x]	Indirectxi	Direct	Indirect

(i) Ordinary shares	Below 3%	Below 3%	5,686,669	5,686,669	—	3.2%	—

B: Financial Instruments
Resulting situation after the triggering transactionxii
Type of financial instrument	Expiration datexiii	Exercise/Conversion Period/Datexiv	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

5,686,669	3.2%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicablexv:

The ordinary shares are held by ValueAct Capital Master Fund, L.P. VA Partners I, LLC is the general partner of ValueAct Capital Master Fund, L.P. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. ValueAct Capital Management, LLC is the general partner of ValueAct Capital Management, L.P. ValueAct Holdings, L.P. is the sole owner of the limited partnership interests of ValueAct Capital Management, L.P. and the membership interests of ValueAct Capital Management, LLC, and is the majority owner of the membership interests of VA Partners I, LLC. ValueAct Holdings GP, LLC is the General Partner of ValueAct Holdings, L.P.

Proxy Voting:

10.	Name of the proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes)

	An acquisition or disposal of voting rights	☐

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

	An event changing the breakdown of voting rights	☐

	Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1)	☐

3.	Full name of person(s) subject to the notification obligation:	ValueAct Capital Management, LLC ValueAct Capital Management, L.P. ValueAct Holdings GP, LLC ValueAct Holdings L.P.

4.	Full name of shareholder(s) (if different from 3.):	(i) ValueAct Capital Master Fund, L.P. (ii) ValueAct Capital Master Fund III, L.P.

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):	16 September 2008

6.	Date on which issuer notified:	16 September 2008

7.	Threshold(s) that is/are crossed or reached:	4%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rightsix
Class/type of shares if possible using the ISIN CODE		Number of Voting Rightsviii				% of voting rights
Number of Shares
				Direct[x]	Indirectxi	Direct	Indirect

(i) Ordinary shares	7,415,224	7,415,224	7,454,806		7,454,806		4.1%

B: Financial Instruments
Resulting situation after the triggering transactionxii
Type of financial instrument	Expiration datexiii	Exercise/Conversion Period/Datexiv	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

7,454,806	4.1%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicablexv:

The ordinary shares are held by ValueAct Capital Master Fund, L.P. (6,111,669 ordinary shares, 3.4%) and ValueAct Capital Master Fund III, L.P. (1,343,137 ordinary shares, 0.7%). VA Partners I, LLC is the general partner of ValueAct Capital Master Fund, L.P. VA Partners III, LLC is the general partner of ValueAct Capital Master Fund III, L.P. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P. ValueAct Capital Management, LLC is the general partner of ValueAct Capital Management, L.P. ValueAct Holdings, L.P. is the sole owner of the limited partnership interests of ValueAct Capital Management, L.P. and the membership interests of ValueAct Capital Management, LLC, and is the majority owner of the membership interests of VA Partners I, LLC and VA Partners III, LLC. ValueAct Holdings GP, LLC is the General Partner of ValueAct Holdings, L.P.

Proxy Voting:

10.	Name of the proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

TR-1:        NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for notification (yes/no)

	An acquisition or disposal of voting rights	YES

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

	An event changing the breakdown of voting rights

	Other (please specify):

3.	Full name of person(s) subject to notification obligation:	Credit Suisse Securities (Europe) Limited

4.	Full name of shareholder(s) (if different from 3):	Credit Suisse Securities (Europe) Limited Credit Suisse International Credit Suisse Securities (USA) LLC

5.	Date of transaction (and date on which the threshold is crossed or reached if different):	15.09.08

6.	Date on which issuer notified:	17.09.08

7.	Threshold(s) that is/are crossed or reached:	7%

  8:    Notified Details

A: Voting rights attached to shares
	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights		Percentage of voting rights
Class/type of shares If possible use ISIN code		Number of voting rights
Number of shares
				Direct	Indirect	Direct	Indirect

ORD GB00B29MWZ99	13,571,694	13,571,694	14,752,669	14,752,669	N/A	7.60%	N/A

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights

14,752,669	7.60%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Limited, Credit Suisse International and Credit Suisse Securities (USA) LLC are a division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divsions of CSG

Proxy Voting:

10.	Name of proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes):

	An acquisition or disposal of voting rights	☒

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

	An event changing the breakdown of voting rights	☐

3.	Full name of person(s) subject to the notification obligation:	HSBC Holdings Plc

4.	Full name of shareholder(s) (if different from 3.):	HSBC Bank plc
HSBC Financial Products (France)
HSBC Global Asset
Management (Canada) Limited
HSBC Global Asset Management (International) Limited
HSBC Trust Company (UK) Limited
HSBC Trustee (Hong Kong) Limited
SINOPIA ASSET MANAGEMENT
Sinopia Asset Management (UK) Limited

5.	Date of the transaction and date on which the threshold is crossed or reached:	17th Sep 08

6.	Date on which issuer notified:	18th Sep 08

7.	Threshold(s) that is/are crossed or reached:	6%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rightsix
Class/type of shares if possible using the ISIN CODE		Number of Voting Rightsviii				% of voting rights
Number of Shares
			Direct	Direct[x]	Indirectxi	Direct	Indirect

GB00B29MWZ99	Below notifiable level	Below notifiable level	10,439,699	10,439,699	485,309	5.78%	0.26%

B: Financial Instruments
Resulting situation after the triggering transactionxii
Type of financial instrument	Expiration datexiii	Exercise/Conversion Period/Datexiv	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

10,925,008	6.05%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicablexv:

HSBC Bank Plc

Proxy Voting:

10.	Name of the proxy holder:	N/A

11.	Number of voting rights proxy holder will cease to hold:	N/A

12.	Date on which proxy holder will cease to hold voting rights:	N/A

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for notification (yes/no)

	An acquisition or disposal of voting rights	YES

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

	An event changing the breakdown of voting rights

	Other (please specify) :

3.	Full name of person(s) subject to notification obligation:	Credit Suisse Securities (Europe) Limited

4.	Full name of shareholder(s) (if different from 3):	Credit Suisse Securities (Europe) Limited Credit Suisse International Credit Suisse Securities (USA) LLC

5.	Date of transaction (and date on which the threshold is crossed or reached if different):	17.09.08

6.	Date on which issuer notified:	19.09.08

7.	Threshold(s) that is/are crossed or reached:	8%

  8.    Notified Details

A: Voting rights attached to shares
	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights		Percentage of voting rights
Class/type of shares if possible use ISIN code		Number of voting rights
Number of shares
				Direct	Indirect	Direct	Indirect

ORD GB00B29MWZ99	14,752,669	14,752,669	15,997,673	15,997,673	N/A	8.24%	N/A

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/Conversion period/date	No. of voting rights that may be acquired (if the instrument is exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights

15,997,673	8.24%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Limited, Credit Suisse International and Credit Suisse Securities (USA) LLC are a division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divsions of CSG

Proxy Voting:

10.	Name of proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (yes/no)

	An acquisition or disposal of voting rights	YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify) :

3.	Full name of person(s) subject to the notification obligation:	Deutsche Bank AG

4.	Full name of shareholder(s) (if different from 3):

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):	18/09/2008

6.	Date on which issuer notified:	19/09/2008

7.	Threshold(s) that is/are crossed or reached:	5%

  8.    Notified details

A: Voting rights attached to shares
	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights
Class/type of shares if possible using the ISIN CODE		Number of Voting Rights				% of voting rights
Number of Shares
				Direct	Indirect	Direct	Indirect

GB00B29MWZ99	9,611,084	9,611,084	8,347,185	8,347,185		4.62%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

8,347,185	4.62%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10.	Name of the proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for notification (yes/no)

	An acquisition or disposal of voting rights	YES

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

	An event changing the breakdown of voting rights

	Other (please specify):

3.	Full name of person(s) subject to notification obligation:	Credit Suisse Securities (Europe) Limited

4.	Full name of shareholder(s) (if different from 3):	Credit Suisse Securities (Europe) Limited Credit Suisse International Credit Suisse Securities (USA) LLC

5.	Date of transaction (and date on which the threshold is crossed or reached if different):	18.09.08

6.	Date on which issuer notified:	22.09.08

7.	Threshold(s) that is/are crossed or reached:	10%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights
		Number of voting rights				% of voting rights
Class/type of shares if possible use ISIN Code	Number of shares
				Direct	Indirect	Direct	Indirect

ORD GB00B29MWZ99	15,997,673	15,997,673	20,257,417	20,257,417	N/A	10.44%	N/A

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	Number of voting rights that may be acquired (if the instrument is exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights

20,257,417	10.44%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Limited, Credit Suisse International and Credit Suisse Securities (USA) LLC are a division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG

Proxy Voting:

10.	Name of proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes)

	An acquisition or disposal of voting rights

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

	An event changing the breakdown of voting rights

	Other (please specify):

3.	Full name of person(s) subject to notification obligation:	Morgan Stanley (Institutional Securities Group and Global Wealth Management)

4.	Full name of shareholder(s) (if different from 3):

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):	19.09.08

6.	Date on which issuer notified:	22.09.08

7.	Threshold(s) that is/are crossed or reached:	3%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rightsix
Class/type of shares if possible using the ISIN CODE		Number of Voting Rightsviii				% of voting rights
Number of Shares
			Direct	Direct[x]	Indirectxi	Direct	Indirect

Ordinary Shares
GB00B29MWZ99	Below 3%	Below 3%	5,810,665	5,810,665		3.21%	3.21%

B: Financial Instruments
Resulting situation after the triggering transactionxii
Type of financial instrument	Expiration datexiii	Exercise/Conversion Period/Datexiv	Number of voting rights that may be acquired if the instrument is exercised/converted	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights

5,810,665	3.21%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicablexv:

Morgan Stanley & Co Inc. 4,626 0.002% Morgan Stanley Securities Limited 5,735,405 3.176% Morgan Stanley & Co International Plc 12,540 0.01% Morgan Stanley Capital Luxembourg S.A 58,094 0.03%

Proxy Voting:

10.	Name of the proxy holder:	N/A

11.	Number of voting rights proxy holder will cease to hold:	N/A

12.	Date on which proxy holder will cease to hold voting rights:	N/A

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes)

	An acquisition or disposal of voting rights	YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3.	Full name of person(s) subject to notification obligation:	Deutsche Bank AG

4.	Full name of shareholder(s) (if different from 3):	Deutsche Bank AG
Abbey Life Assurance Company Limited
Deutsche Bank Trust Company Americas
Deutsche Asset Management Investment GmbH
Deutsche Asset Management (Japan) Limited
Deutsche Investment Management Americas Inc.
DWS Investment S.A., Luxembourg
Tilney Investment Management

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):	19/09/2008

6.	Date on which issuer notified:	22/09/2008

7.	Threshold(s) that is/are crossed or reached:	Aggregate Direct and Indirect 5%

  8.    Notified details

A: Voting rights attached to shares
	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights
Class/type of shares if possible using the ISIN CODE		Number of voting rights				% of voting rights
Number of shares
				Direct	Indirect	Direct	Indirect

GB00B29MWZ99	8,347,185	8,347,185	9,199,834	8,996,663	203,171	4.98%	0.11%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights

9,199,834	5.09%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10.	Name of the proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes):

	An acquisition or disposal of voting rights	☐

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

	An event changing the breakdown of voting rights	☐

	Other (please specify) :	☐

3.	Full name of person(s) subject to the notification obligation:	Morgan Stanley (Institutional Securities Group and Global Wealth Management)

4.	Full name of shareholder(s) (if different from 3.):

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):	22.09.08

6.	Date on which issuer notified:	23.09.08

7.	Threshold(s) that is/are crossed or reached:	3%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rightsix
Class/type of shares if possible using the ISIN CODE		Number of Voting Rightsviii				% of voting rights
Number of Shares
			Direct	Direct[x]	Indirectxi	Direct	Indirect

GB00B29MWZ99	5,810,665	5,810,665	Below 3%	Below 3%		Below 3%

B: Financial Instruments
Resulting situation after the triggering transactionxii
Type of financial instrument	Expiration datexiii	Exercise/Conversion Period/Datexiv	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

Below 3%	Below 3%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicablexv:

N/A

Proxy Voting:

10.	Name of the proxy holder:	N/A

11.	Number of voting rights proxy holder will cease to hold:	N/A

12.	Date on which proxy holder will cease to hold voting rights:	N/A

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (yes/no)

	An acquisition or disposal of voting rights	YES

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

	An event changing the breakdown of voting rights

	Other (please specify) :

3.	Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Limited

4.	Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Limited Credit Suisse International Credit Suisse Securities (USA) LLC

5.	Date of transaction (and date on which the threshold is crossed or reached if different):	19.09.08

6.	Date on which issuer notified:	23.09.08

7.	Threshold(s) that is/are crossed or reached:	6%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights		Percentage of voting rights
Class/type of shares if possible using ISIN CODE		Number of Voting Rights
Number of Shares
				Direct	Indirect	Direct	Indirect

ORD GB00B29MWZ99	20,257,417	20,257,417	13,392,049	13,392,049	N/A	6.89%	N/A

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	No. of voting rights that may be acquired (if the instrument is exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights

13,392,049	6.89%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Limited, Credit Suisse International and Credit Suisse Securities (USA) LLC are a division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divsions of CSG

Proxy Voting:

10.	Name of the proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes):

	An acquisition or disposal of voting rights	☐

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

	An event changing the breakdown of voting rights	☐

	Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1)	☐

3.	Full name of person(s) subject to the notification obligation:	ValueAct Capital Management, L.P.

4.	Full name of shareholder(s) (if different from 3.):

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):	23 September 2008

6.	Date on which issuer notified:	24 September 2008

7.	Threshold(s) that is/are crossed or reached:	4%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rightsix
Class/type of shares if possible using the ISIN CODE		Number of Voting Rightsviii				% of voting rights
Number of Shares
				Direct[x]	Indirectxi	Direct	Indirect

(i) Ordinary shares	5,686,669	5,686,669	7,361,669	7,361,669		4.1%

B: Financial Instruments
Resulting situation after the triggering transactionxii
Type of financial instrument	Expiration datexiii	Exercise/Conversion Period/Datexiv	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

7,361,669	4.1%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicablexv:

The ordinary shares are held by ValueAct Capital Master Fund, L.P. VA Partners I, LLC is the general partner of ValueAct Capital Master Fund, L.P. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. ValueAct Capital Management, LLC is the general partner of ValueAct Capital Management, L.P. ValueAct Holdings, L.P. is the sole owner of the limited partnership interests of ValueAct Capital Management, L.P. and the membership interests of ValueAct Capital Management, LLC, and is the majority owner of the membership interests of VA Partners I, LLC. ValueAct Holdings GP, LLC is the General Partner of ValueAct Holdings, L.P.

Proxy Voting:

10.	Name of the proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

TR-1:        NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (yes/no)

	An acquisition or disposal of voting rights	YES

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

	An event changing the breakdown of voting rights

	Other (please specify):

3.	Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Limited

4.	Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Limited Credit Suisse International Credit Suisse Securities (USA) LLC

5.	Date of transaction (and date on which the threshold is crossed or reached if different):	22.09.08

6.	Date on which issuer notified:	24.09.08

7.	Threshold(s) that is/are crossed or reached:	8%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights		Percentage of voting rights
Class/type of shares if possible use ISIN CODE		Number of Voting Rights
Number of Shares
				Direct	Indirect	Direct	Indirect

ORD GB00B29MWZ99	13,392,049	13,392,049	17,282,348	17,282,348	N/A	8.90%	N/A

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	No. of voting rights that may be acquired (if the instrument is exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights

17,282,348	8.90%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Limited, Credit Suisse International and Credit Suisse Securities (USA) LLC are a division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG

Proxy Voting:

10.	Name of the proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

TR-1:        NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (yes/no)

	An acquisition or disposal of voting rights	YES

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

	An event changing the breakdown of voting rights

	Other (please specify):

3.	Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Limited

4.	Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Limited Credit Suisse International Credit Suisse Securities (USA) LLC

5.	Date of transaction (and date on which the threshold is crossed or reached if different):	23.09.08

6.	Date on which issuer notified:	25.09.08

7.	Threshold(s) that is/are crossed or reached:	9%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights		Percentage of voting rights
Class/type of shares if possible use ISIN CODE		Number of Voting Rights
	Number of Shares
				Direct	Indirect	Direct	Indirect

ORD GB00B29MWZ99	17,282,348	17,282,348	17,630,560	17,630,560	N/A	9.08%	N/A

ADR- US8851411012	N/A	N/A	3,480	3,480	N/A	0.00%	N/A

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	No. of voting rights that may be acquired (if the instrument is exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights

17,634,040	9.08%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Limited, Credit Suisse International and Credit Suisse Securities (USA) LLC are a division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divsions of CSG

Proxy Voting:

10.	Name of the proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes)

	An acquisition or disposal of voting rights	YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3.	Full name of person(s) subject to the notification obligation:	Deutsche Bank AG

4.	Full name of shareholder(s) (if different from 3.):	Deutsche Bank AG Abbey Life Assurance Company Limited

5.	Date of transaction (and date on which the threshold is crossed or reached if different):	24/09/2008

6.	Date on which issuer notified:	25/09/2008

7.	Threshold(s) that is/are crossed or reached:	Aggregate Direct and Indirect 5%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights
Class/type of shares if possible using the ISIN CODE		Number of Voting Rights				% of voting rights
Number of Shares
				Direct	Indirect	Direct	Indirect

GB00B29MWZ99	9,199,834	9,199,834	8,390,554	8,390,554		4.64%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

8,390,554	4.64%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10.	Name of the proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes):

	An acquisition or disposal of voting rights	☒

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

3.	Full name of person(s) subject to notification obligation:	HSBC Holdings Plc

4.	Full name of shareholder(s) (if different from 3):	HSBC Bank plc
HSBC Financial Products (France)
HSBC Global Asset Management
(Canada) Limited
HSBC Global Asset Management
(International) Limited
HSBC Investment Management
HSBC Trust Company (UK) Limited
HSBC Trustee (Hong Kong) Limited
SINOPIA ASSET MANAGEMENT
Sinopia Asset Management (UK) Limited

5.	Date of the transaction and date on which the threshold is crossed or reached:	25th Sep 08

6.	Date on which issuer notified:	26th Sep 08

7.	Threshold(s) that is/are crossed or reached:	5%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rightsix
Class/type of shares if possible using the ISIN CODE		Number of voting rightsviii				% of voting rights
Number of shares
			Direct	Direct[x]	Indirectxi	Direct	Indirect

GB00B29MWZ99	10,925,008	10,925,008	9,975,627	9,975,627	469,846	5.52%	0.26%

B: Financial Instruments
Resulting situation after the triggering transactionxii
Type of financial instrument	Expiration datexiii	Exercise/Conversion Period/Datexiv	Number of voting rights that may be acquired if the instrument is exercised/converted	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights

10,445,473	5.78%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicablexv:

HSBC Bank plc

Proxy Voting:

10.	Name of the proxy holder:	N/A

11.	Number of voting rights proxy holder will cease to hold:	N/A

12.	Date on which proxy holder will cease to hold voting rights:	N/A

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1)

3.	Full name of person(s) subject to notification obligation:	ValueAct Capital Management, LLC ValueAct Capital Management, L.P. ValueAct Holdings GP, LLC ValueAct Holdings L.P.

4.	Full name of shareholder(s) (if different from 3):	(i) ValueAct Capital Master Fund, L.P. (ii) ValueAct Capital Master Fund III, L.P.

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):	25 September 2008

6.	Date on which issuer notified:	26 September 2008

7.	Threshold(s) that is/are crossed or reached:	5%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rightsix
Class/type of shares if possible using the ISIN CODE		Number of Voting Rightsviii				% of voting rights
Number of Shares
				Direct[x]	Indirectxi	Direct	Indirect

(i) Ordinary shares	7,454,806	7,454,806	9,254,806		9,254,806		5.1%

B: Financial Instruments
Resulting situation after the triggering transactionxii
Type of financial instrument	Expiration datexiii	Exercise/Conversion Period/Datexiv	Number of voting rights that may be acquired if the instrument is exercised/converted	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights

9,254,806	5.1%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicablexv:

The ordinary shares are held by ValueAct Capital Master Fund, L.P. (7,761,669 ordinary shares, 4.3%) and ValueAct Capital Master Fund III, L.P. (1,493,137 ordinary shares, 0.8%). VA Partners I, LLC is the general partner of ValueAct Capital Master Fund, L.P. VA Partners III, LLC is the general partner of ValueAct Capital Master Fund III, L.P. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P. ValueAct Capital Management, LLC is the general partner of ValueAct Capital Management, L.P. ValueAct Holdings, L.P. is the sole owner of the limited partnership interests of ValueAct Capital Management, L.P. and the membership interests of ValueAct Capital Management, LLC, and is the majority owner of the membership interests of VA Partners I, LLC and VA Partners III, LLC. ValueAct Holdings GP, LLC is the General Partner of ValueAct Holdings, L.P.

Proxy Voting:

10.	Name of the proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for notification (yes/no)

	An acquisition or disposal of voting rights	YES

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

	An event changing the breakdown of voting rights

	Other (please specify):

3.	Full name of person(s) subject to notification obligation:	Credit Suisse Securities (Europe) Limited

4.	Full name of shareholder(s) (if different from 3):	Credit Suisse Securities (Europe) Limited Credit Suisse International Credit Suisse Securities (USA) LLC

5.	Date of transaction (and date on which the threshold is crossed or reached if different):	25.09.08

6.	Date on which issuer notified:	29.09.08

7.	Threshold(s) that is/are crossed or reached:	9%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights
Class/type of shares if possible using ISIN code		Number of voting rights				% of voting rights
	Number of shares
				Direct	Indirect	Direct	Indirect

ORD GB00B29MWZ99	17,630,560	17,630,560	16,246,347	16,246,347	N/A	8.37%	N/A

ADR- US8851411012	3,480	3,480	N/A	N/A	N/A	0.00%	N/A

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/conversion period/date	Number of voting rights that may be acquired (if the instrument is exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights

16,246,347	8.37%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Limited, Credit Suisse International and Credit Suisse Securities (USA) LLC are a division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divsions of CSG

Proxy Voting:

10.	Name of proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for notification (yes/no):

	An acquisition or disposal of voting rights	YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3.	Full name of person(s) subject to notification obligation:	Deutsche Bank AG

4.	Full name of shareholder(s) (if different from 3):	Deutsche Bank AG Abbey Life Assurance Company Limited

5.	Date of transaction (and date on which the threshold is crossed or reached if different):	25/09/2008

6.	Date on which issuer notified:	29/09/2008

7.	Threshold(s) that is/are crossed or reached:	4%

  8.    Notified details

A: Voting rights attached to shares
	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights
Class/type of shares if possible using the ISIN CODE		Number of voting rights				% of voting rights
Number of shares
				Direct	Indirect	Direct	Indirect

GB00B29MWZ99	8,390,554	8,390,554	6,730,512	6,730,512		3.73%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights

6,730,512	3.73%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10.	Name of the proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

Other RNS Announcements

Thomson Reuters PLC

Notification of Transactions

NEW YORK, NY — September 5, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that The Woodbridge Company Limited engaged in the following transactions involving common shares of Thomson Reuters Corporation.

Date	Type of Transaction	Type of Security	Number of Securities	Price Per Security

September 2, 2008	Sale	Common Shares	3,600	C$36.40

September 3, 2008	Sale	Common Shares	46,400	C$35.90

Thomson Reuters was notified of the above transactions on September 5, 2008.

Following these transactions, The Woodbridge Company Limited and other companies affiliated with it (together, "Woodbridge") beneficially hold 452,032,098 Thomson Reuters Corporation common shares and 50,000 Thomson Reuters PLC ADSs. Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. Following these transactions, Woodbridge has a voting interest in Thomson Reuters of approximately 55% based on the aggregate issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC. Woodbridge is the controlling shareholder of Thomson Reuters and certain of the Thomson Reuters non-executive directors are officers of Woodbridge.

Contact:

David W. Binet
Secretary to the Board
Thomson Reuters
david.binet@thomsonreuters.com
+1 416.681.0474

Thomson Reuters PLC

Notification of Transactions

NEW YORK, NY — September 12, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that The Woodbridge Company Limited engaged in the following transactions involving common shares of Thomson Reuters Corporation.

Date	Type of Transaction	Type of Security	Number of Securities	Price Per Security

September 10, 2008	Donation	Common Shares	155,100	C$35.50

September 10, 2008	Purchase	Common Shares	155,100	C$35.50

Thomson Reuters was notified of the above transactions on September 12, 2008.

Following these transactions, The Woodbridge Company Limited and other companies affiliated with it (together, "Woodbridge") beneficially hold 452,032,098 Thomson Reuters Corporation common shares and 50,000 Thomson Reuters PLC ADSs. Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. Following these transactions, Woodbridge has a voting interest in Thomson Reuters of approximately 55% based on the aggregate issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC. Woodbridge is the controlling shareholder of Thomson Reuters and certain of the Thomson Reuters non-executive directors are officers of Woodbridge.

Contact:

David W. Binet
Secretary to the Board
Thomson Reuters
david.binet@thomsonreuters.com
+1 416.681.0474

Thomson Reuters PLC

Notification of Transaction

NEW YORK, NY — September 16, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that The Woodbridge Company Limited engaged in the following transaction involving common shares of Thomson Reuters Corporation.

Date	Type of Transaction	Type of Security	Number of Securities	Price Per Security

September 15, 2008	Purchase — Dividend Reinvestment Plan	Common Shares	1,095,390	C$35.82

Thomson Reuters was notified of the above transaction on September 16, 2008.

Following this transaction, The Woodbridge Company Limited and other companies affiliated with it (together, "Woodbridge") beneficially own 453,127,488 Thomson Reuters Corporation common shares and 50,000 Thomson Reuters PLC ADSs (each representing six ordinary shares of Thomson Reuters PLC). Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. Following this transaction, Woodbridge has a voting interest in Thomson Reuters of approximately 55% based on the aggregate issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC. Woodbridge is the controlling shareholder of Thomson Reuters and certain of the Thomson Reuters non-executive directors are officers of Woodbridge.

Contact:

David W. Binet
Secretary to the Board
Thomson Reuters
david.binet@thomsonreuters.com
+1 416.681.0474

Amendment to replace RNS no. 6987D

Transaction in Thomson Reuters shares

NEW YORK, NY, September 17th, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 270,350 Thomson Reuters PLC ordinary shares on September 17th, 2008. The average price paid was 1,350 pence per share.

As of September 17th, 2008, Thomson Reuters PLC had 180,565,754 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

Transaction in Thomson Reuters shares

NEW YORK, NY, September 18th, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 90,000 Thomson Reuters PLC ordinary shares on September 18th, 2008. The price paid was 1,299 pence per share.

As of September 18th, 2008, Thomson Reuters PLC had 180,565,754 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility or Connected Persons

NEW YORK, NY — September 18, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that Thomas H. Glocer (Chief Executive Officer and Director) exercised 2,830 options granted to him under the Reuters Save-As-You-Earn Plan in 2005-2007. For each option exercised, Mr. Glocer was entitled to receive 0.16 Thomson Reuters PLC ordinary shares and 352.5 pence per share. Mr. Glocer applied some of the cash received towards payment of the option exercise price. Following this exercise, Mr. Glocer acquired 452 Thomson Reuters PLC ordinary shares and £6,926 in cash. Mr. Glocer did not sell any of the Thomson Reuters PLC ordinary shares issued to him. Mr. Glocer's exercise took place on September 17, 2008.

Following this transaction, Mr. Glocer beneficially owns 453,174 Thomson Reuters PLC ordinary shares, 755,023 Thomson Reuters Corporation restricted share units and 303,210 Thomson Reuters Corporation stock options. Mr. Glocer also beneficially owns 3,994,432 Reuters options, which if exercised, would entitle him to 639,109 Thomson Reuters PLC ordinary shares plus 352.5 pence per share

Under its dual listed company structure, Thomson Reuters has two parent companies — Thomson Reuters Corporation and Thomson Reuters PLC.

Mr. Glocer's holdings do not exceed 1% of the issued share capital of either Thomson Reuters Corporation or Thomson Reuters PLC.

Thomson Reuters is voluntarily making this notification relating to securities of Thomson Reuters Corporation.

This notification relates to a transaction notified in accordance with Disclosure Rule and Transparency Rule 3.1.4R(1)(a).

Contacts:

Fred Hawrysh Global Director, Corporate Affairs 1.203 539 8314 fred.hawrysh@thomsonreuters.com	Frank Golden Senior Vice President, Investor Relations 1.203 539 8470 frank.golden@thomsonreuters.com
Frank DeMaria Global Director, Media Relations 1.646 223 5507 frank.demaria@thomsonreuters.com	Victoria Brough Head of Corporate Communications, EMEA +44 (0) 207 542 8763 victoria.brough@thomsonreuters.com

Thomson Reuters PLC

Notification of Transactions

NEW YORK, NY — September 22, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that The Woodbridge Company Limited engaged in the following transactions involving common shares of Thomson Reuters Corporation and American Depositary Shares (ADSs) of Thomson Reuters PLC. Each ADS represents six ordinary shares of Thomson Reuters PLC.

Date	Type of Transaction	Type of Security	Number of Securities	Price Per Security

September 18, 2008	Sale	Common Shares	36,000	C$31.47

September 18, 2008	Purchase	ADSs	6,000	US$140.50

September 19, 2008	Sale	Common Shares	214,000	C$34.68

Thomson Reuters was notified of the above transactions on September 19, 2008.

Following these transactions, The Woodbridge Company Limited and other companies affiliated with it (together, "Woodbridge") beneficially own 452,877,488 Thomson Reuters Corporation common shares and 56,000 Thomson Reuters PLC ADSs. Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. Following these transactions, Woodbridge has a voting interest in Thomson Reuters of approximately 55% as at September 19, 2008 based on the aggregate issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC. Woodbridge is the controlling shareholder of Thomson Reuters and certain of the Thomson Reuters non-executive directors are officers of Woodbridge.

Contact:

David W. Binet
Secretary to the Board
Thomson Reuters
david.binet@thomsonreuters.com
+1 416.681.0474

Transaction in Thomson Reuters shares

NEW YORK, NY, September 23rd, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 102,000 Thomson Reuters PLC ordinary shares on September 23rd, 2008. The price paid was 1,310 pence per share.

As of September 23rd, 2008, Thomson Reuters PLC had 180,695,997 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

Thomson Reuters PLC

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility or Connected Persons

NEW YORK, NY — September 23, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that on September 18, 2008, W. Geoffrey Beattie, a member of its board of directors, purchased 2,000 American Depositary Shares (ADSs) of Thomson Reuters PLC (representing 12,000 ordinary shares of Thomson Reuters PLC) for a price of US$143.00 per ADS, and on September 19, 008, sold 7,000 common shares of Thomson Reuters Corporation for a price of C$34.51 per share.

Thomson Reuters was notified of these transactions on September 22, 2008.

Following these transactions, Mr. Beattie beneficially owns 43,500 Thomson Reuters Corporation common shares, 43,104 Thomson Reuters PLC ADSs (representing 258,624 ordinary shares of Thomson Reuters PLC), 5,000 Thomson Reuters PLC ordinary shares, 200,000 options in Thomson Reuters Corporation common shares and 101,621 Thomson Reuters Corporation restricted share units.

Mr. Beattie's holdings do not exceed 1% of the issued share capital of either Thomson Reuters Corporation or Thomson Reuters PLC.

Thomson Reuters is voluntarily making a notification relating to securities of Thomson Reuters Corporation. Under its dual listed company structure, Thomson Reuters has two parent companies — Thomson Reuters Corporation and Thomson Reuters PLC. This notification relates to a transaction notified in accordance with Disclosure Rule and Transparency Rule 3.1.4R(1)(a).

Contact:

David W. Binet
Secretary to the Board
Thomson Reuters
david.binet@thomsonreuters.com
+1 416.681.0474

Thomson Reuters PLC

Notification of Transactions

NEW YORK, NY — September 25, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that The Woodbridge Company Limited engaged in the following transactions involving common shares of Thomson Reuters Corporation.

Date	Type of Transaction	Type of Security	Number of Securities	Price Per Security

September 22, 2008	Donation	Common Shares	170,000	C$33.15

September 22, 2008	Purchase	Common Shares	169,700	C$33.15

September 22, 2008	Purchase	Common Shares	300	C$33.10

September 23, 2008	Donation	Common Shares	78,000	C$32.60

September 23, 2008	Purchase	Common Shares	78,000	C$32.60

Thomson Reuters was notified of the above transactions on September 25, 2008.

Following these transactions, The Woodbridge Company Limited and other companies affiliated with it (together, "Woodbridge") beneficially own 452,877,488 Thomson Reuters Corporation common shares and 56,000 Thomson Reuters PLC ADSs (each representing six ordinary shares of Thomson Reuters PLC). Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. Following these transactions, Woodbridge has a voting interest in Thomson Reuters of approximately 55% as at September 24, 2008 based on the aggregate issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC. Woodbridge is the controlling shareholder of Thomson Reuters and certain of the Thomson Reuters non-executive directors are officers of Woodbridge. Thomson Reuters is voluntarily making a notification relating to securities of Thomson Reuters Corporation.

Contact:

David W. Binet
Secretary to the Board
Thomson Reuters
david.binet@thomsonreuters.com
+1 416.681.0474

Thomson Reuters PLC

Notification of Transactions

NEW YORK, NY — September 29, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that The Woodbridge Company Limited engaged in the following transactions involving sales of Thomson Reuters Corporation common shares and concurrent purchases of Thomson Reuters PLC ordinary shares with the aggregate sale proceeds.

Date	Type of Transaction	Type of Security	Number of Securities	Price Per Security

September 25, 2008	Sale	Common Shares	8,486,812	C$32.44

September 25, 2008	Purchase	Ordinary Shares	8,486,812	1,347 pence

Thomson Reuters was notified of the above transactions on September 26, 2008.

The Woodbridge Company Limited plans to use the remaining proceeds from the above sales of Thomson Reuters Corporation common shares to purchase additional Thomson Reuters PLC ordinary shares.

Following these transactions, The Woodbridge Company Limited and other companies affiliated with it (together, "Woodbridge") beneficially own 444,390,676 Thomson Reuters Corporation common shares, 8,486,812 Thomson Reuters PLC ordinary shares and 56,000 Thomson Reuters PLC ADSs (each representing six ordinary shares of Thomson Reuters PLC). Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. Following these transactions, Woodbridge has a voting interest in Thomson Reuters of approximately 55% as at September 26, 2008 based on the aggregate issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC. The Woodbridge Company Limited is the controlling shareholder of Thomson Reuters and certain of the Thomson Reuters non-executive directors are officers of Woodbridge. Thomson Reuters is voluntarily making a notification relating to securities of Thomson Reuters Corporation.

Contact:

David W. Binet
Secretary to the Board
Thomson Reuters
david.binet@thomsonreuters.com
+1 416.681.0474
30 September 2008

Transaction in Thomson Reuters shares

NEW YORK, NY, September 29th, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 400,000 Thomson Reuters PLC ordinary shares on September 29th, 2008. The price paid was 1,245 pence per share.

As of September 29th, 2008, Thomson Reuters PLC had 180,835,266 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

September 30, 2008

Thomson Reuters PLC — Voting Rights and Capital

Update for September 2008

NEW YORK, NY — September 30, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) hereby notifies the market in conformity with Disclosure and Transparency Rule 5.6.1 that the issued capital of Thomson Reuters PLC consists of 180,835,266 ordinary shares of 25 pence each as of September 30, 2008. Thomson Reuters PLC holds no shares in Treasury.

Therefore, the total number of voting rights in Thomson Reuters PLC is 180,835,266 ordinary shares.

The above figure (180,835,266) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Thomson Reuters PLC under the FSA's Disclosure and Transparency Rules.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Thomson Reuters PLC
elizabeth.maclean@thomsonreuters.com
Tel. no. 020 7542 6706

Transaction in Thomson Reuters shares

NEW YORK, NY, September 30th, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 50,000 Thomson Reuters PLC ordinary shares on September 30th, 2008. The price paid was 1,242 pence per share.

As of September 30th, 2008, Thomson Reuters PLC had 180,835,266 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

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  Exhibit 99.1
THOMSON REUTERS PLC — RNS ANNOUNCEMENTS